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                                                                      EXHIBIT 12

                CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Dollar amounts in thousands)


                                                       Six Months
                                                         Ended
                                                        March 31                    Years ended September 30
                                                                     ---------------------------------------------------------
                                                          1994        1993         1992        1991        1990        1989
                                                          ----        ----         ----        ----        ----        ----
Earnings:
   Pre-tax income from continuing operations             $61,011     $67,900     $116,599    $62,362     $63,983     $(25,480)
   Distributed income of affiliated companies              3,168       5,988        5,766      4,688       3,607        1,704
   Add fixed charges:
      Interest on indebtedness                            20,564      44,043       41,714     38,661      41,145       34,059
      Portion of rents representative of
        the interest factor                                2,576       4,838        4,933      5,715       5,226        4,764
                                                         -------    --------     --------   --------    --------     --------
   Income as adjusted                                    $87,319    $122,769     $169,012   $111,426    $113,961     $ 15,047

Fixed charges:
   Interest on indebtedness                              $20,564    $ 44,043     $ 41,714   $ 38,661    $ 41,145     $ 34,059
   Capitalized interest                                        -           -        3,963      8,745           -            -
   Portion of rents representative of
      the interest factor                                  2,576       4,838        4,933      5,715       5,226        4,764
                                                         -------    --------     --------   --------    --------     --------
   Total fixed charges                                   $23,140    $ 48,881     $ 50,610   $ 53,121    $ 46,371     $ 38,823

   Ratio of earnings to fixed charges                       3.77        2.51         3.34       2.10        2.46            *
                                                         =======    ========     ========   ========    ========
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*  Earnings in fiscal 1989 were inadequate to cover fixed charges by $23,776.
   Operating profit for 1989 includes a $71,716 loss associated with the energy group restructuring and aggregate charges of $18,933 related to the reorganization of the Company's carbon black operations, streamlining of the ceramic packaging business, and provisions for environmental issues.
   Without these charges, the ratio of earnings to fixed charges would be 2.72 for 1989.